SUCCESSFUL STACK TEST #4 FOR YUKON-NEVADA GOLD CORP.

Vancouver, BC – June 21, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce that results from its most recent stack emission tests at its wholly owned subsidiary Queenstake Resources USA, Inc’s Jerritt Canyon Gold Mine continue to improve well below the maximum levels specified in the Consent Decree entered into with the Nevada Division of Environmental Protection (“NDEP”).

The tests were carried out on the Jerritt Canyon gold treatment plant near Elko, Nevada under normal operating conditions by the independent stack testing group who certified the resulting report.

Stack test #4 outperforms previously reported results from May 3 and March 17, 2010. The latest stack test results from Jerritt Canyon continue to show consistent improvement as the mercury emissions from the stacks continue to fall and are now at 6% of the levels permitted under the consent decree. Further, we believe that the ultimate discharge limits have not yet been realized. These results continue to exhibit good control over the emission control system process.

Chief Operating Officer Graham Dickson, responsible for design, development, installation and commissioning of the patent pending technology at the Jerritt Canyon plant, states, "The Company is enjoying this process and we derive satisfaction from the constant improvements we see in all areas of the operation."

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.